Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (hereinafter this "Agreement") is made, executed and entered into to be effective as of the 2nd day of June 2014 by and between ACME UNITED CORPORATION (hereinafter "Buyer"), a Connecticut corporation, and FIRST AID ONLY, INC. (hereinafter "Seller"), a Washington corporation.

WITNESSETH:

WHEREAS, Seller is engaged in, among other things, the business of manufacturing and marketing first aid and industrial safety kits and related products and supplies (the "Business") from a business location known as 11101 N.E. 37th Circle, Vancouver, Washington 98682 (the "Business Premises"); and

WHEREAS, Buyer wishes to purchase or acquire from Seller and Seller wishes to sell, assign and transfer to Buyer, the Purchased Assets (as defined below) for the Purchase Price (as defined below), and upon the terms and subject to the conditions hereinafter set f01th.

TERMS

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein, and of the mutual benefits to be derived hereby, the parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE OF THE ASSETS

1.1. Purchased Assets. Subject to and upon the terms and conditions set forth in this Agreement, at the Closing Date (as defined in Section 2.1), Seller will sell, transfer, convey, assign and deliver to Buyer, and Buyer will purchase or acquire from Seller, free and clear of any Encumbrances (as defined in Section 3.1.4), all right, title and interest of Seller as of the Closing Date in and to all of the assets, propetties and rights of every kind and nature, tangible or intangible, wherever located and whether now existing or hereafter arising, of Seller, which relate to, or are used or held for use in connection with, the Business (collectively, the "Purchased Assets"), provided, however, the Purchased Assets shall not include the Excluded Assets (as defined in Section 1.2). By way of further description, the Purchased Assets include, but are not necessarily limited to the following:

(a) all accounts receivable (collectively, "Accounts Receivable") (including any security, claim, remedy or other right related thereto) other than those advances and other receivables totaling $103,717 identified on Seller's year-end balance sheet and specifically listed on Schedule 1.2 ("Advances and Other Receivables");

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(b) all of Seller's inventory for each Product (as defined below) that represents no more than the numeric quantity (i.e., number of units) of such Product that was sold by Seller during the entire eighteen (18) months or such longer period as may be agreed by the patties prior to December 31, 2013 and that (i) is new (i.e., has never been used), (ii) is in good and saleable condition as finished goods, (iii) is a current item offered for sale by Seller, (iv) meets FDA specifications (if required under FDA regulations), (v) has at least twelve (12) months remammg before expiration, (vi) is not discontinued or obsolete or for which customers have been lost, (vii) is not patt of a special promotion and (viii) does not contain faded packaging (collectively, the "Finished Goods Inventories"), as well as all patis, components, supplies, packaging and raw materials used to manufacture the Products and work-in-process (collectively, the "Other Inventories") (the "Finished Goods Inventories" and "Other Inventories" are collectively referred to herein as the "Inventories"). "Product" means each of the various first aid and industrial safety kits and related products and supplies identified by a stock-keeping unit ("SKU") in section 1 of Schedule l.l(b) attached hereto and "Products" means collectively all of the products identified by SKU in section 1 of Schedule l.l(b). For the avoidance of doubt, as to any patiicular Product, Buyer will purchase a combination of Finished Goods Inventories plus Other Inventories sufficient to make completed Products having the same SKU not exceeding an eighteen (18) month supply as specified above;

(c) all prepaid expenses, credits, advance payments listed on Schedule 1.1 (c) (collectively, the "Prepaid Expenses");

(d) machinery, equipment "Equipment"); all manufacturing machinery, equipment and tools, office equipment and other and tools listed on Schedule l.l(d) attached hereto (collectively, the

(e) all intellectual propetiy and industrial propetiy rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or umegistered, including without limitation any and all:

(i) rights in and to the United States patents and patent applications described in Schedule 1.1 (e)(i), together with all product development ideas and materials whether or not included therein;

(ii) rights in and to United States trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin listed on Schedule l.l(e)(ii), together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing (collectively, the "Marks");

(iii) rights that Seller possesses in the name "First Aid Only" and all other names Seller uses in connection with the Business and the Products and all of Seller's rights in and to the domain name www.firstaidonly.com and all other internet domain names, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies listed on Schedule 1.1(e)(iii) and the content found thereon and related thereto, and URLs;

(iv) all rights in and to the telephone numbers, fax numbers and UniformProduct Codes listed on Schedule 1.1 (e)(iv) attached hereto; and

(v) all electronic images, manufacturing schematic drawings and specifications of the Products and all documentation and written information related to the technology, methods and manufacturing processes of the Products and all inventions, discoveries, trade secrets, business and teclmical information and know-how, databases, data collections, software, programs and other confidential and proprietary information and all rights therein;

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(f) a leasehold interest in (i) the Business Premises upon the terms of the Amended and Restated Lease (as defined in Section 4.1.5) and (ii) the Leased Equipment (set fmih on Schedule 3.1.4(b));

(g) all claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees;

(h) all rights under warranties, indemnities and all similar rights against third parties;

(i) all goodwill and going concern value of the Business; and

(j) all advertising matter, manuals, catalogues, literature, price lists, correspondence, business plans and financial records of Seller through the date of the Closing, mailing lists, lists of customers marketing materials and signage, distribution lists, photographs, electronic images, production data, sales and promotional materials, manufacturing and quality control records and procedures, research and development files, records, laboratory books, media materials and plates, sales order files, historical photos, documents and artifacts, tooling fixtures and maintenance records.

1.2. Excluded Assets. The assets of Seller that are specifically excluded from the Purchased Assets hereunder are (a) cash on hand, (b) Seller's corporate records and tax records, and (c) all of the other items set forth on Schedule 1.2 attached hereto (collectively, the "Excluded Assets"). All of the personal propetty assets of Seller which are used in connection with the Business which are not specifically listed in this Section 1.2 or on Schedule 1.2 shall be deemed to be included as pati of the Purchased Assets hereunder even if they are not listed in Section 1.1.

1.3. Excluded and Assumed Liabilities. Buyer shall not assume any liabilities, obligations or commitments of Seller relating to, or arising out of or incurred in connection with, the operation of the Business or the ownership of the Purchased Assets prior to the Closing, except for the trade accounts payable, accrued liabilities, current capital lease obligations and long-term capital lease obligations of Seller which were listed on Seller's balance sheet for the year ended December 31, 2013 and/or which are listed on Schedule 1.3 attached hereto (collectively, the "Assumed Liabilities"). All accounts payable assumed by Buyer will be paid by Buyer under the terms of each account. For the avoidance of doubt, Buyer will not be assuming any contractual obligations of Seller other than Seller's obligations as tenant under the Modified Lease and as lessee under the leases for the Leased Equipment (as defined in Section 3.1.4)) but only to the extent that such obligations are required to be performed after the Closing Date.

1.4. Sales Representative Agreements. Seller is a party to the Sales Representative Agreements listed on Schedule 1.4. On the Closing Date, Seller shall terminate the Sales Representative Agreements and shall cooperate with Buyer in connection with Buyer's effotts to enter into new agreements with such sales representatives on terms satisfactory to Buyer. Buyer shall reimburse Seller for commissions paid by the Seller pursuant to the Sales Representative Agreements during the one (1) month period after the Closing Date.

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ARTICLE II

THE CLOSING

2.I. Place and Date. The closing of the sale and purchase of the Purchased Assets (the "Closing") shall take place at l0:30 A.M. local time on the 2nd day of June 2014 at the Business Premises or by means of exchange of signature pages by facsimile or other electronic means (to be followed by delivery of hard copies of all Closing documents), or such other time and place upon which the parties may agree. The day on which the Closing actually occurs is herein sometimes referred to as the "Closing Date."

2.2. Purchase Price. (a) The aggregate purchase price due from Buyer to Seller in exchange for the Purchased Assets (the "Purchase Price") shall be the sum of Fourteen Million and 00/100 Dollars ($14,000,000.00), subject to adjustment as hereinafter provided. Buyer's obligation to pay the Purchase Price shall be contingent on Seller's delivering to Buyer at closing (i) the Inventories (the value of which shall be determined in Section 2.3), (ii) the Accounts Receivables (the value of which shall exclude all Accounts Receivable that are aged more than ninety (90) days from the original invoice evidencing such account receivable), (iii) the Equipment (the value of which shall not take into account (y) any depreciation for the period from January I, 2014 through the Closing Date or (z) any broken, obsolete, or unused Equipment(as reasonably determined by Buyer)) and (iv) the Prepaid Expenses with a total value, net of Assumed Liabilities (the "Net Valuation"), of Four Million Five Hundred Forty Two Thousand Ninety and 00/100 Dollars ($4,542,090.00). If the Net Valuation is less than $4,542,090.00, then the Purchase Price will be reduced dollar-for-dollar by the amount of any such deficit in the Net Valuation, and if the Net Valuation is more than $4,542,090.00, then the Purchase Price will be increased dollar-for-dollar by the amount of any such surplus in the Net Valuation. Buyer shall pay the Purchase Price (subject to adjustments specified herein) by wire transfer in immediately available funds to Seller's bank account(s) per wiring instructions given to Buyer.

(b) The parties agree that five percent (5%) of the Purchase Price will be held by the Escrow Agent (as hereinafter defined) in escrow for twelve (12) months after the Closing Date, to reimburse Buyer for any and all (i) uncollected Accounts Receivable, (ii) returned Products that were sold prior to the Closing and which do not meet the requirements of Section 1.1(b)(i)-(viii) above, (iii) warranty claims recalls, (iv) rebates, (v) marketing development funds (only to the extent in the excess of the amounts covered by accruals), (vi) taxes, (vii) litigation, (viii) any other reductions from the value of the Valued Assets discovered after closing which are the result of operations prior to closing and (ix) all other Losses (as defined in Section 6.1 below) sustained by Buyer provided the aggregate amount (if any) of items (i)-(x) exceeds $25,000. For the avoidance of doubt, (A) if the aggregate amount of items (i)-(x) is less than or equal to $25,000, Buyer shall not be entitled to any reimbursement from the escrowed Purchase Price, and (B) if the aggregate amount of (i)-(x) is greater than or equal to $25,000, Buyer shall be entitled to reimbursement from the escrowed Purchase Price in the amount by which the aggregate amount of (i)-(x) exceeds $25,000 on a dollar for dollar basis. At Closing, the patties and the Escrow Agent shall execute the escrow agreement attached hereto as Schedule 2.2(b) governing the terms of reimbursement and release of the amounts being held in escrow hereunder. Escrow Agent shall mean KeyBank National Association.

(c) Prior to Closing, Seller and Buyer shall agree upon a statement (the "Allocation Statement") setting fmth the respective values of the Purchased Assets, and the allocation of the consideration among the Purchased Assets, as determined under Section 1060 of the Internal Revenue Code. Unless otherwise required by law, Seller and Buyer agree to act in accordance with such Allocation Statement for all purposes including filing all tax returns (including without limitation filing Form 8594 with its federal income tax return for the taxable year that includes the date of the Closing) and conducting of any tax audit, tax review or tax litigation relating thereto in a manner consistent with the Allocation Statement.

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2.3. Inventories Value: Etc.

(a) Within five (5) days prior to Closing, Buyer and Seller shall undettake a physical count and a determination of the quality and saleability of the Inventories being transferred to Buyer hereunder in accordance with the terms of this Agreement. Buyer and Seller shall prepare the schedule oflnventories to be purchased based on the physical inventory. The value of the Inventories shall be based on their standard unit cost as of December 31, 2013. For the avoidance of doubt, any inventories of Seller that do not constitute part of the Inventories will not be purchased at Closing (or included in determining the value of the Inventories), but if usable, will be either (i) segregated or removed from the Business Premises by Seller, (ii) disposed of in accordance with Section 4.2.5 below or (iii) purchased and paid for by Buyer after Closing at prices mutually agreed to by the parties. Seller shall retain the risk ofloss with respect to any such inventory that is not purchased by Buyer, other than loss that is incurred as a result of the gross negligence or willful misconduct of Buyer.

(b) Upon Closing, Seller shall leave all of the purchased Inventories and other Purchased Assets that are in a tangible form at the Business Premises. Title to the Inventories purchased hereunder will pass to Buyer at the Closing.

2.4. Deliveries at Closing.

(a) At Closing, Seller shall deliver to Buyer:

(i) a bill of sale and any appropriate assignment documents to effect the transfer to Buyer good and marketable title to the Purchased Assets, free and clear of any and all Encumbrances;

(ii) A copy of Seller's Atticles of Amendment changing the corporate name of Seller as described in Section 4.1.2, which Seller will promptly file with the Washington Secretary of State;

(iii) such assignments as may be necessary to transfer the propetty described in Section 1.1 (e) (collectively, the "IP") to Buyer (it being understood and agreed that Buyer, with Seller's reasonable cooperation, will provide the notifications to, and filings with, the US Patent and Trademark Office after the Closing);

(iv) such assignments as may be necessary to assign Seller's rights as tenant under the Amended and Restated Lease to Buyer;

(v) such assignments and lessor consents as may be necessary to assign Seller's rights as lessee for any Leased Equipment to Buyer;

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(vi) corporate resolutions approving the transaction contemplated hereby; and

(vii) all other documents required by this Agreement or reasonably requested by Buyer in order to consummate the Closing.

(b) At Closing, Buyer shall deliver to Seller:

(i) the Purchase Price as set forth in Section 2.2 herein;

(ii) resolutions approving the transaction contemplated hereby; and

(iii) all other documents required by this Agreement or reasonably requested by Seller in order to consummate the Closing.

(c) All of the documents required to be delivered by the patties at the Closing are hereinafter referred to as the "Collateral Agreements."

2.5. Transfer Taxes. Buyer shall be responsible for the payment of any conveyance, sales, use or other transfer taxes that may be payable under applicable law in connection with the purchase and sale of the Purchased Assets hereunder.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

3.1. Representations and Warranties of Seller. Seller represents and warrants to Buyer as set fmth in this Atticle III. Except as expressly set fotth in this Article III, or as otherwise expressly provided in this Agreement, Seller makes no other representation or warranty, express or implied, at law or in equity. For purposes of this Agreement, "knowledge of Seller" or "Seller's knowledge" or any other similar knowledge qualification, means the actual or constructive knowledge of any director, shareholder or officer of Seller, after due inquiry.

3.1.1. Corporate Status. Seller is a corporation duly organized and validly existing under the laws of the State of Washington, with full corporate power and authority to carry on the Business as currently being conducted. Seller is not qualified to do business as a foreign corporation in any other State.

3.1.2. Authorization. Seller has the corporate power and authority to execute and deliver this Agreement and the Collateral Agreements to which it will be a patty, to perform fully its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the patt of Seller. This Agreement and each of the Collateral Agreements to which Seller is a party will be, on the Closing Date, legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency and similar laws affecting the rights of creditors generally.

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3.1.3. No Conflicts or Consents Required, Etc. The execution, delivery and performance by Seller of this Agreement and each of the Collateral Agreements to which it is a patty, and the consummation of the transactions contemplated thereby, do not and will not conflict with or result in a violation or a default under (with or without the giving of notice or the lapse of time or both) (a) any applicable law applicable to any of the propetties or assets of Seller (including but not limited to the Purchased Assets), (b) the cettificate of incorporation or by-laws of Seller or (c) except as set fmth in Schedule 3.1.3, any contract, agreement or other instrument to which Seller is a patty or by which its propetties or assets, including but not limited to the Purchased Assets, may be bound or affected. No governmental approval or other consent is required to be obtained by Seller in connection with the execution and delivery of this Agreement and the Collateral Agreements or the consummation of the transactions contemplated hereby and thereby.

3.1.4. Assets. Except as set forth on Schedule 3.1.4 (a), Seller has good and valid title to, or a valid leasehold interest in, all the Purchased Assets free and clear of any and all liens, claims, pledges, options, security interests, assessments, restrictions, encumbrances, attachments and other charges ("Encumbrances"). All Equipment for which Seller holds a leasehold interest (as opposed to an ownership interest) are set forth on Schedule 3.1.4 (b). For the avoidance of doubt, all of the machinery, equipment and tools listed on Seller's balance sheet as of December 31, 2013 is being transferred to Buyer hereunder and constitutes "Equipment".

3.1.5. Tangible Assets. Except as provided in Schedule 3.1.5, each of the Purchased Assets constituting tangible personal propetty (including but not limited to the Equipment) is in working order, ordinary wear and tear excepted, and is suitable for immediate use in the ordinary course of business as currently used.

3.1.6. Inventories. The Finished Goods Inventories (i) are new, (ii) are in good and saleable condition as finished goods, (iii) are current, (iv) meet FDA specifications (if required under FDA regulations), (v) have at least twelve (12) months remaining before expiration, (vi) are not discontinued or obsolete or for which customers have been lost, (vii) are not patt of a special promotion and (viii) do not contain faded packaging. In addition, the Inventories were prepared in compliance with all applicable specifications, regulations and legal requirements. The Other Inventories are able to be used for and/or can be properly manufactured into finished goods inventories. Schedule l.l(b) attached hereto is a materially true and accurate list of Seller's entire Inventories, including the Inventories that are not being purchased at Closing but are to be segregated for possible future purchase pursuant to Section 2.3. No item of the Inventories is held on a consignment basis.

3.1.7. Products and Warranties. To the best of Seller's knowledge, there are no defects in any of the Products produced or sold by Seller prior to the Closing Date. There are no pending warranty claims related to the Products or outstanding warranties covering the Products which may extend beyond the Closing Date, except in the ordinary course of business and as may be disclosed in Schedule 3.1.7 attached hereto. Except as set forth in Schedule 3.1.7, in the previous twelve (12) months there has been no material increase in the rate of returns or refunds of the Products nor have there been any price increases in any of the Products. There are no rebates, promotions, coupons, gift cards/certificates, discounts or other programs offered with respect to any of the Products, and no prepayments or deposits by any customer, except as disclosed on Schedule 3.1.7. Except as disclosed on Schedule 3.I.7, Seller has no knowledge of any pending or tln·eatened shortage of any of the materials necessary to manufacture the Products. All Products have been manufactured in compliance with FDA and other state, federal and local governmental regulations. Seller has passed any inspections of its Products and/or its manufacturing facilities for the Products conducted by the FDA or any other state, federal or local government agency in accordance with applicable laws and regulations.

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3.1.8. Vendors and Customers. Seller enjoys generally good working relationships with its Seller's customers as well as all vendors necessary to the normal operation of Seller's Business. Except as set forth in Schedule 3.1.8, during the previous twelve (12) months, no significant customer of Seller has terminated or materially reduced, or has given notice to Seller that it intends to terminate or materially reduce, its purchases of the Products from Seller nor does Seller otherwise have any knowledge of any such impending change; and during the previous twelve (12) months no vendor necessary to the normal operation of Seller's business has terminated or materially reduced any contract with Seller or given notice that it intends to terminate or materially reduce any contract nor does Seller otherwise have any knowledge of any such impending change.

3.1.9. Intentionally deleted.

3.1.10. Financial Statements. To the best of Seller's knowledge, all financial statements related to the Business delivered to Buyer in connection with this transaction are true and accurate in all material respects as of the dates thereof. The audited financial statements for the year ended December

31, 2013 have been prepared in accordance with generally accepted accounting principles on a consistent basis.

3.1.11. Taxes.

(a) Seller has paid or made adequate provisions for all taxes and assessments related to the Business up to the Closing Date, including, but not limited to, occupation, property, excise, transfer, withholding, sales and use tax, franchise, social security, unemployment insurance, worker's compensation, and income taxes, including all late fees, penalties and interest, which Seller is required to pay for all periods through the current period, and has filed all tax returns as of the Closing Date, as required by law. Any taxes, late fees, penalties and interest which are not required to be paid, and any returns which are not required to be filed until after Closing, but for the period prior to Closing Date and up to the Closing Date, shall be timely paid and filed by Seller after the Closing Date.

(b) Seller hereby represents that it is not registered to pay sales, employment or other taxes in any other state besides Washington.

3.1.12. Insolvency. The Seller is not insolvent and the cash available to Seller, after taking into account all other anticipated uses, will be sufficient to pay all of its debts in accordance with their terms.

3.1.13. Accounts Receivable. Except as noted in Schedule 3.1.13, the Accounts Receivable are properly reflected on Seller's books and records and are valid receivables (i.e., have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice) subject to collection by Seller without any disputes, offsets or counterclaims known to Seller.

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3.1.14. Compliance with Laws and Governmental Regulations. To the best of Seller's knowledge, Seller has complied in all material respects with all FDA and all other state, federal and local government laws and regulations related to the Business, Products (including but not limited to the manufacture and marketing of the Products), and Purchased Assets. There are no violations of any laws, statutes, rules, regulations, governmental permit requirements, judgments, decrees, ordinances or any other requirements of any governmental agency or body pending, or to Seller's knowledge, threatened against Seller relating to the Business, Products, Purchased Assets and Business Premises. Seller maintains all governmental authorizations, licenses and permits that are required for the operation of the Business, the manufacture and marketing of the Products, the use of the Purchased Assets and Business Premises and all such authorizations, licenses and permits shall be assigned to Buyer to the extent possible.

3.1.15. FDA Approvals and Other Regulatory Matters. To the best of Seller's knowledge, none of the Products being manufactured or sold by Seller require the regulatory approval of the FDA or any other Governmental Authority for the purposes for which they are being manufactured, assembled or sold by Seller, except for the regulatory approvals which have been received by Seller and are set forth on Schedule 3.1.15 attached hereto. There are no actions or proceedings against Seller, or to Seller's knowledge against any other person, with the FDA or any other state, federal or local governmental authority, including, but not limited to recall procedures, pending or, to the knowledge of Seller, threatened against Seller relating to safety or efficacy of any of the Products or any of the Purchased Assets. Any and all costs reasonably and necessarily incurred by Buyer in connection with such recall, including without limitation legal fees and fines, shall be payable by Seller and, if not so paid by Seller, shall be deducted from the escrow established in Section 2.2(b) and paid to Buyer.

3.1.16. Judgment, Litigation and Claims. There are no judgments or pending or threatened litigation against Seller nor has Seller received any material claim or notice of any legal, administrative, arbitration, or other proceedings or actions pending, or to Seller's knowledge, tlu·eatened against, relating to or affecting Seller, the Business, Products, Purchased Assets before any court or governmental or administrative body. To the knowledge of Seller, there has been no occurrence which could give rise to any such actions.

3.1.17. Patents, Trademarks, Trade Names, Copyrights, and Domain Names Ownership. All patents, trademarks, trade names, copyrights, domain names or other registered or registrable proprietary rights either owned by Seller or licensed to Seller in connection with the Business are listed in Schedules l.l(e). All patents, trademarks, trade names, copyrights, or other registered or registrable proprietary rights listed in said schedules are owned by Seller as sole and beneficial owner without restriction (or other Encumbrance).

3.1.18. No Infringement. The intellectual propetty listed in Schedules l.l(e) does not infringe any patent, trademark, trade name, copyright, domain name, trade secret, or other proprietary right of any other person, and no litigation is pending against Seller, or to the knowledge of Seller, has been tlu·eatened against Seller or any officer, director, stockholder, employee or agent of Seller, for the infringement of any patents, trademarks, trade names, domain names or copyrights of any other party or for the misuse of misappropriation of any trade secret, know-how or other proprietary right owned by any other patty; nor, to the knowledge of Seller, does any basis exist for any such litigation. To the knowledge of Seller, there has been no infringement or unauthorized use by any other person of any patent, trademark, trade name, copyright, domain name, process, design, formula, invention, trade secret, know-how, technology or other proprietary right belonging to Seller.

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3.1.19. Environmental.

(a) The following definitions shall apply to this Section 3.1.19:

(i) "Contaminants" shall include, without limitation, any petroleum product, toxic substance, hazardous substance, hazardous waste, pollution, pollutant or contaminant; as defined or referred to in the Spill Compensation and Control Act (the "Spill Act"); Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sec. 6 90 I et seq.; the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Sec. 9601 ("CERCLA"); the Water Pollution Control Act, 33 U.S.C. Sec. 1251 et seq.; and the Environmental Policy Act ("SEPA"), RCW 43.21C -together with any amendments thereto, regulations promulgated thereunder and all substitutions thereof, as well as words of similar purpose or meaning referred to in any other federal, state, or local environmental statute, ordinance, rule or regulation.

(ii) "Discharge" shall include, without limitation, the releasing, spilling, leaking, leaching, disposing, pumping, pouring, emitting, emptying, generation, manufacturing, refining, transporting, treatment, storage, handling, or dumping of a contaminant into, onto, or from the Business Premises, regardless of whether the result of an intentional or unintentional action or omission.

(iii) "Environmental Laws" means any and all past, current, or future federal, state, or local statute, ordinance, rule, regulation, order or requirement, together with all successor statutes, ordinances, rules, regulations, orders and requirements, of any Governmental Authority, in any way related to Contaminants.

(iv) "Governmental Authority" means the federal, state, or local government, or any department, agency, bureau, or other similar type body obtaining authority therefrom or created pursuant to any Environmental Laws.

(v) "Notice" means, in addition to its ordinary meaning, any communication of any nature, whether oral or written.

(b) Seller has operated the Business Premises and the Business in material compliance with all applicable Environmental Laws, and there have been no Discharges of any Contaminants in violation of Environmental Laws involving the Business Premises.

(c) Seller has not received any Notice fi·om any Governmental Authority relating to a Discharge of Contaminants or any Notice that Seller, the Business and/or the Business Premises are or may be in violation of any Environmental Laws, except for such Notices that are set fmth on Schedule

3.1.19 attached hereto.

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(d) Should Seller receive any Notice at any time from any Governmental Authority relating to any Discharge of Contaminants or a violation, or purported violation, of Environmental Laws, Seller shall promptly deliver such Notice to Buyer.

3.1.20. Employer Obligations. Seller has made or will make all payments to or on behalf of all Employees (as hereinafter defined) for which Seller is obligated through the Closing Date, whether payable before or after Closing, with the exception of accmed sick pay and vacation pay. "Employees" shall mean those employees providing services to Seller pursuant to that cettain PEO Client Service Agreement dated (the "Seller PEO Agreement") between Seller and Xen 2, Inc. ("Xen 2"). Seller has made or will make all payments for which it is obligated through the Closing Date under the Seller PEO Agreement. Seller is not a patty to any collective bargaining agreement or other arrangement with any labor union and has operated its Business in material compliance with all legal requirements relating to employment of employees. Seller has not violated the Worker Adjustment and Retaining Notification Act or any similar state or local legal requirement. During the ninety (90) day period prior to the date of this Agreement, Seller has not terminated any employees.

3.1.21. Insurance. A true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, vehicular, fiduciary liability and other casualty and propetty insurance maintained by Seller and relating to the Business, the Purchased Assets or the Assumed Liabilities is set fmth on Schedule 3.1.21. Seller has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such insurance policies. All such insurance policies (a) are in full force and effect and enforceable in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. Seller is not in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such insurance policy. Such insurance policies are of the type and in the amounts customarily carried by persons conducting a business similar to the Business and are sufficient for compliance with all applicable laws and contracts to which Seller is a patty or by which it is bound. True and complete copies of such insurance policies have been made available to Buyer.

3.1.22. Brokers. Finders, Etc. Except for Cascadia Capital, all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the patticipation of any person acting as broker or finder on behalf of Seller. Seller shall be responsible for all fees, commissions and compensation payable to Cascadia Capital on account of this Agreement and the transactions contemplated hereunder.

3.1.23. No Undisclosed Liabilities. Seller has no undisclosed liabilities affecting the Business or the Purchased Assets, or incurred in the ordinary course of business since the date of the last financial statement provided to Buyer.

3.1.24. Truth and Accuracy; Material Adverse Changes. No representation or warranty or other statement made by Seller in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

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3.2. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.2.1. Corporate Status; Authorization. etc. Buyer is a corporation duly organized and validly existing under the laws of the State of Connecticut with full corporate power and authority to execute and deliver this Agreement and the Collateral Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the patt of Buyer. This Agreement and the Collateral Agreements constitute valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

3.2.2. No Conflicts, etc. The execution, delivery and performance by Buyer of this Agreement and the Collateral Agreements and the consummation of the transactions contemplated thereby do not and will not conflict with or result in a violation of or under (with or without the giving of notice or the lapse of time, or both) (i) the certificate of incorporation or by-laws or other organizational documents of Buyer, (ii) any applicable law applicable to Buyer or any of its propetties or assets or (iii) any contract, agreement or other instnunent applicable to Buyer or any of its properties or assets, except, in the case of clause (iii), for violations and defaults that, individually and in the aggregate, have not and will not materially impair the ability of Buyer to perform its obligations under this Agreement or under any of the Collateral Agreements to which it is a party. No governmental approval or other consent is required to be obtained or made by Buyer in connection with the execution and delivery of this Agreement or the Collateral Agreements or the consummation of the transactions contemplated hereby and thereby.

3.2.3. Litigation. There is no action, claim, suit or proceeding pending, or to Buyer's knowledge threatened, in connection with or relating to the transactions contemplated by this Agreement or of any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby.

3.2.4. Brokers, Finders, etc. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the patticipation of any person acting on behalf of Buyer in such manner as to give rise to any valid claim against Seller for any brokerage or finder's commission, fee or similar compensation.

3.2.5. Available Funds. Buyer has, and will have on the Closing Date, available cash to satisfy its obligations under this Agreement.

ARTICLE IV

COVENANTS

4.1 Covenants of Seller.

4.1.1. Name Change. Effective on or before the Closing Date, Seller shall file an amendment to its certificate of incorporation changing its name to one not containing the phrase "First Aid Only" or "FAO".

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4.1.2. Futher Actions. Seller shall use all reasonable good faith efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby.

4.1.3. Telecommunications. URL's and UPC Codes. On the Closing Date, Seller will take such actions as Buyer may reasonably request to cause all of Seller's rights to (i) the telephone and facsimile numbers that Seller uses in connection with the Business, (ii) any and all URL's used by Seller and (iii) the Uniform Product Codes assigned to the Products by the Uniform Code Counsel Inc., to be transferred to Buyer.

4.1.4 Amended and Restated Lease. Seller and the landlord of the Business premises have executed that certain Amended and Restated Lease a copy of which is attached hereto as Schedule

4.1.4 (the "Amended and Restated Lease").

4.1.5 Other Obligations.

(a) Upon the execution hereof, Buyer will be introduced by Seller to, and will visit with all of the Employees and Seller's distributors, manufacturer's reps and customers.

(b) Seller will provide full suppot1for the orderly transfer of customer and supplier files and other pertinent operational data to Buyer.

4.1.6 Employees.

(a) Effective immediately before Closing, Seller shall terminate the Seller PEO Agreement and, to the extent required by applicable law, terminate the employment of all Employees as of the Closing Date.

(b) Seller shall not transfer any pension or other employee benefit plan assets to Buyer.

(c) Seller has made or will make all payments which are due and payable by Seller under the Seller PEO Agreement through the Closing Date. Without limiting the foregoing, Seller shall be solely responsible for all liabilities, obligations, duties and contingencies, arising on or prior to the Closing Date, with respect to the Employees, except for vacation pay and sick pay.

(d) Seller shall give or cause to be given any notices required by law and take whatever other actions with respect to the plans, programs and policies described in this Section as may be necessary to carry out the arrangements described in this section.

4.1.7. Return of Products, Warranty Claims, Etc. Following the Closing, Seller shall be responsible for all returns and warranty claims related to Products sold by Seller prior to the Closing Date that do not meet the requirements of Section l.l(b)(i)-(viii) above. Any such claims must first be presented to Seller and then, with Seller's consent, which may not be unreasonably withheld, conditioned or delayed, presented to the Escrow Agent for payment or reimbursement from the escrow held pursuant to Section 2.2(b). Notwithstanding the foregoing, Seller shall not be responsible for returns of Products that Buyer allows the customer to return as a business accommodation to the customer.

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4.1.8 Product Recall. Seller shall be responsible for all returns, refunds and other expenses in connection with all recalls related to sales of Products made prior to the Closing Date.

4.1.9. Non-Competition and Confidentiality Agreements. Seller shall deliver a fully executed Non-Competition and Confidentiality Agreement (in the forms attached hereto as Schedule

4.1.9) from Mark Miller, it being understood and agreed that Buyer shall pay Mark Miller the additional sum of $250,000 as consideration for such agreement and such agreement be effective during Mark Miller's employment and for a period of five (5) years thereafter.

4.1.10 Forwarding of Purchase Orders, Correspondence and E-mails. Seller will forward to Buyer within twenty four (24) hours of receipt any and all purchase orders, correspondence and e mails received by Seller with respect to Products.

4.2 Covenants of Buyer.

4.2.1 Further Actions. Buyer shall use all reasonable good faith efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby.

4.2.2 Employment of Mark Miller. Effective on the Closing Date, Buyer shall retain Mark Miller pursuant to an employment offer letter in the form attached hereto as Schedule 4.2.2. Mark Miller, prior to the date hereof, has been an employee of Seller and engaged in providing services in connection with the Business. The parties hereby acknowledge and agree that the continued employment of Mark Miller is deemed by Buyer to be essential to Buyer in order to allow for an orderly transition of the Business.

4.2.4. Collections of Accounts Receivable. From and after the Closing, Buyer will use commercially reasonable eff01ts to collect the accounts receivable of Seller included in the Purchased Assets, and all amounts received from any on-going customer of the Business shall be applied and credited in the customary manner, i.e., by matching to the appropriate outstanding invoice for the customer. If any such accounts receivable of Seller is not collected within twelve (12) months after the Closing Date, then Seller shall credit Buyer for the amount of that receivable (and pay the same out of escrow if necessary).

4.2.5 Excluded Inventory. Buyer shall take possession of and shall make good faith efforts for a period of twelve (12) months after Closing to sell or use all of Seller's inventory not constituting part of the Inventory as follows:

(a) When and if such inventory is sold by Buyer, Buyer shall remit to Seller the amount it receives for such inventory less reasonable expenses incurred by Buyer in connection with such sale, provided, however, in no event shall the amount required to be paid by Buyer to Seller exceed the unit cost that would have been paid if that portion of the inventory had been included in the Inventories purchased by Buyer at Closing ("Unit Cost").

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(b) When and if such inventory is used by Buyer in the production of finished goods, Buyer shall remit to Seller the lesser of the Unit Cost or such other amount as Buyer and Seller may agree to in advance. Any unsold inventory still held by Buyer at the expiration of such twelve (12) month period shall be made available for removal by Seller and if not so removed may be disposed of by Buyer in its sole discretion. In the event that Seller takes possession of such inventory, it shall have full right and title to sell the same on the open market, regardless of how such inventory is branded and whether or not such inventory competes with products then sold by Buyer.

4.2.6 Employees. Effective as of the Closing, Buyer will enter into a separate PEO Client Services Agreement with Xen 2 and will, pursuant to such agreement, offer, or cause to be offered, employment to all of the Employees who desire to be hired by Buyer.

ARTICLE V

CONDITIONS PRECEDENT

5.1 Conditions to Obligations of Each Party. The obligations of the patties to consummate the transactions contemplated hereby shall be subject to the fulfillment on or prior to the Closing Date of the following conditions in addition to those that are otherwise set f01th in this Agreement: the consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any applicable law, including any order, injunction, decree or judgment of any court or other governmental authority; no court or other governmental authority shall have promulgated any applicable law to make illegal the consummation of the transactions contemplated hereby or the Collateral Agreements, no proceeding with respect to the application of any such applicable law to such effect shall be pending; all of the pre-closing obligations of the parties have been satisfied; and all of the representations and warranties of the parties shall be true and correct.

ARTICLE VI

INDEMNIFICATION, ETC.

6.1 By Seller. Seller shall defend, indemnify and hold harmless Buyer, its officers, directors, employees, agents, advisers, representatives and affiliates ("Buyer Indemnified Parties") from and against, and pay or reimburse Buyer for, any and all claims, liabilities, obligations, losses, fines, costs, royalties, proceedings or damages (whether or not resulting from third party claims), including out-of pocket expenses, costs of suit and reasonable attorneys' fees incurred in the defense of any of the same or in any of their respective rights hereunder (collectively, "Losses"), resulting from or arising out of the following: (a) the operation of the Business or the sale of Products prior to the Closing Date, which shall include all obligations and liabilities of Seller existing prior to the closing Date or arising with respect to its operation of the Business prior to the Closing Date; (b) Seller's misrepresentations or breach of any warranties or representations pursuant to this Agreement, and (c) Seller's failure to perform any covenant or obligation contained herein. For the avoidance of doubt, (i) Losses for which Buyer shall be entitled to reimbursement from the escrow described in Section 2.2(b) shall include any Accounts Receivable unpaid as of the expiration of the escrow and (ii) Seller shall remain liable to Buyer for all Losses sustained by Buyer as defined in Section 6.1 even after the escrow held pursuant to Section

2.2(b) is depleted or returned to Seller.

6.2 By Buyer. Buyer shall defend indemnify and hold harmless Seller and its officers, directors, employees, agents, advisers, representatives and affiliates from and against any and all Losses resulting from or arising out of: (i) the use by Buyer of any of the IP after the Closing Date; and (ii) Buyer's ownership, operation, sale or use of the Purchased Assets following the Closing Date, (iii) Buyer's misrepresentations or breach of any warranties or representations pursuant to this Agreement, and (iv) Buyer's failure to perform any covenant or obligation contained herein, including without limitation all Seller liabilities herein assumed by Buyer.

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6.3 Presentation of Claims to Seller. Any claims for indemnification must be presented to Seller in writing in the timeframes set forth as follows:

(a) any claims related to any Inventories or Equipment purchased by Buyer pursuant to Section 2.3 that violate any representation by Seller herein, or for returns or refunds of any of the Products sold prior to the Closing Date in accordance with Section 4.1.8, must be presented to Seller within twelve (12) months after the Closing Date;

(b) any claims related to any warranty claims for Products sold prior to the Closing Date in accordance with Section 4.1.8 must be presented to Seller within twelve (12) months after the expiration of the warranty for such claims;

(c) any claims related to the nonpayment of taxes in accordance with Section 3.1.11 hereof shall not expire;

(d) any claims related to any environmental liability in accordance with Section 3.1.19 hereof shall expire six (6) months after the applicable statute of limitations for such claims; and

(e) any claims related to product liability claims or product recall claims must be presented to Seller within three (3) years after the Closing Date.

(f) any other claims for indemnification under Section 6.1 must be presented to Seller within twelve (12) months after the Closing Date.

6.4. Insurance. Seller shall maintain in force for a period of three (3) years following the Closing Date all liability insurance coverage, including without limitation, products liability coverage and product recall coverage, now in force for Seller, which insurance shall name Acme United Corporation as an additional insured. At Closing, Seller shall provide Buyer with a copy of the insurance certificate evidencing such coverage.

ARTICLE VII

MISCELLANEOUS

7.1 Closing Expenses. Seller, on the one hand, and Buyer, on the other hand, shall bear their respective expenses, costs and fees (including attorneys', auditors' and financing commitment fees) in connection with the closing of the transaction contemplated hereby, including the preparation, execution and delivery of this Agreement.

7.2 Severability. If any provision of this Agreement, including any phrase, sentence, clause, section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

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7.3 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed by registered or certified mail, return receipt requested, postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by facsimile or email transmission:

If to Seller to:	WAD Holding Corp.
797 West Alder Court
Washougal, WA 98671
Attention: Mark Miller
Telephone: 360-624-6198
Email: wadholding@gmail.com

If to Buyer to:	Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824
Attention: Walter C. Johnsen
Chairman and Chief Executive Officer
Telephone: 203-319-2106
Fax:203-254-6028
Email: w.johnsen@AcmeUnited.com

With a copy to:	Brody Wilkinson PC
2507 Post Road
Southport, CT 06890
Attention: James E. Rice, Esq.
Telephone: 203-319-7112
Fax:203-254-1772
Email: jrice@brodywilk.com

or, in each case, at such other address as may be specified in writing to the other patties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the third business day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered, (z) if by facsimile or email transmission on the dated indicated on the fax confirmation receipt or on the email delivery receipt.

7.4. Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

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7.5. Entire Agreement. This Agreement (including the schedules hereto) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

7.6. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

7.7. Governing Law, Etc. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Washington, without giving effect to the conflict of laws rules thereof. Buyer and Seller hereby irrevocably submit to the jurisdiction of the courts of the State of Washington and the Federal comts of the United States of America located in the State of Washington with respect to interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any of such document may not be enforced in or by said courts, and the patties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Washington State or Federal court. Buyer and Seller hereby consent to and grant any such court jurisdiction over the person of such patties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.3, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

7.8. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

7.9. Assignment. This Agreement shall not be assignable or otherwise transferable by any patty hereto without the prior written consent of the other parties hereto.

7.10. No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity other than the patties hereto and their respective heirs, successors and permitted assigns.

7.11 Amendment; Waivers, Etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the patties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

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7.12 Litigation Expenses. In the event that any litigation or other proceeding is required in order to enforce any of the provisions of this Agreement, including but not limited to the indemnification obligations set fmth in Article 6, the prevailing party in any such litigation or proceeding shall be entitled to an award of all of the reasonable expenses it incurred, including out-of pocket expenses, costs of suit and reasonable attorneys' fees, in connection with such litigation or proceeding.

7.13 Survival. All representations, warranties and obligations of the patties shall survive the Closing hereunder, except to the extent that they are expressly limited by the provisions of this Agreement.

7.14 Confidentiality and Public Announcements. The provisions of any other agreement to the contrary notwithstanding, until the disclosure contemplated by the following sentence is made, the patties each agree to maintain the confidentiality of the transactions contemplated by this Agreement, unless disclosure is required by any law or governmental rule. The patties agree to announce the consummation of the transactions contemplated by this Agreement simultaneously at a mutually agreeable time. Nothing contained herein shall limit the right of any such persons to disclose any such information to their employees, agents, representatives, counsel, accountants and financial advisors for the purpose of facilitating the consummation of the transactions contemplated hereby, subject to reasonable requirements of confidentiality.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

FIRST AID ONLY, INC.

By:	/s/ Mark Miller
Name: Mark Miller
Title. President

ACME UNITED CORPORATION

By:	/s/ Walter C. Johnsen
Name: Walter C. Johnsen
Title. Chairman and Chief Executive Officer

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Schedules*

SCHEDULE 1.1(b)	Inventories
SCHEDULE 1.1(c)	Prepaid Expenses
SCHEDULE 1.1(d)	Equipment
SCHEDULE 1.1.(e)(i)	Patents and Patent Applications
SCHEDULE 1.1.(e)(ii)	Marks, Etc.
SCHEDULE 1.1.(e)(iii)	Domain Names
SCHEDULE 1.1.(e)(iv)	Telephone numbers, Fax numbers and Uniform Product Codes
SCHEDULE 1.2	Excluded Assets
SCHEDULE 1.3	Assumed Liabilities
SCHEDULE1.4	Sales Representative Agreements
SCHEDULE 2.2(b)	Escrow agreement
SCHEDULE 3.1.4(b)	Leased Equipment
SCHEDULE 3.1.7	Products and warranties
SCHEDULE3.1.9	Contracts and commitments
SCHEDULE 3.1.13	Accounts receivables
SCHEDULE 3.1.21	Insurance
SCHEDULE 4.1.4	Amended and Restated Lease
SCHEDULE 4.1.9	Non-competition & confidentiality agreement
SCHEDULE 4.2.2	Employment offer letter to Mark Miller

 *Acme United Corporation agrees to furnish, supplementally, a copy of any of the above referenced schedules to the Securities and Exchange Commission upon its request. This list omits schedules for which there is no information.

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